Exhibit 1.02

Xylem Inc.

Conflict Minerals Report

For the Year Ended December 31, 2013

This Conflict Minerals Report (this “Report”) is presented to comply with Rule 13p–1 under the Securities Exchange Act of 1934 (the “Rule”). The Rule imposes certain reporting obligations on Securities and Exchange Commission (SEC) registrants whose manufactured products contain conflict minerals which are necessary to the functionality or production of their products. Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten and gold (“3TG”) for the purpose of this assessment. The “Covered Countries” for purposes of the Rule are the Democratic Republic of the Congo or an adjoining country. This Report has not been audited by an independent private sector auditor.

Except as otherwise indicated or unless the context otherwise requires, “Xylem,” “we,” “us,” “our” and the “Company” refer to Xylem Inc. and its subsidiaries. Unless otherwise defined herein, terms used in this Report are as defined in the Rule, Form SD and SEC Release No. 34-67716 issued SEC on August 22, 2012.

Company Overview

Xylem is a world leader in the design, manufacturing, and application of highly engineered technologies for the water industry. We are a leading equipment and service provider for water and wastewater applications with a broad portfolio of products and services addressing the full cycle of water, from collection, distribution and use, to the return of water to the environment. We sell our products in more than 150 countries through a balanced distribution network consisting of our direct sales force and independent channel partners.

Xylem operates in two segments, Water Infrastructure and Applied Water. The Water Infrastructure segment focuses on the transportation, treatment and testing of water, offering a range of products including water and wastewater pumps, treatment and testing equipment, and controls and systems. The Applied Water segment encompasses the uses of water and focuses on the residential, commercial, industrial and agricultural markets, offering a wide range of products including pumps, valves, heat exchangers, controls and dispensing equipment.

Conflict Minerals Policy

Xylem supports ending the violence and human rights violations related to the mining of certain minerals in the Covered Countries and we have adopted a policy statement on conflict minerals. Our Conflict Minerals Policy Statement is publicly available on our website at www.xyleminc.com under “Sustainability – Governance and Ethics – Conflict Minerals Policy Statement.”

Supply Chain Overview

Xylem has numerous manufacturing facilities in various countries producing thousands of parts for the many Xylem brands. Our facilities procure materials and products globally and regionally, which are resold or assembled into our products. Our decentralized supply chains operate at a site level for procuring materials. We conducted an analysis of our products and found that 3TG are necessary to the functionality or production of some of our products.

We rely on our direct suppliers to provide information on the existence of, and the origin of, any 3TG contained in components and materials supplied to us, including sources of 3TG that are supplied to them from lower-tier suppliers. Our direct suppliers are similarly reliant upon information provided by their suppliers.

Due Diligence

The Company undertook the following measures in our exercise of due diligence on the source and chain of custody of 3TG used in our products:

•	We identified the products and/or components used in our manufacturing process that were reasonably likely to contain 3TG.

•	Our engineering departments then worked with our sourcing departments across the Company to identify the associated direct suppliers (potential 3TG suppliers).

•	We reviewed various surveying options and technologies to assist us in conducting a reasonable country of origin inquiry. We then selected a third-party technology solution provider to assist us in surveying our suppliers (the “Survey Platform”).

•	We launched the Survey Platform, asking the 100 potential 3TG suppliers with whom we had the highest expenditures at our largest manufacturing location in the United States to complete the Template (described below).

•	We reviewed the responses we received for completeness and any inconsistencies and then followed up with suppliers whose responses did include inconsistencies. We also used the Survey Platform to send out follow-up requests to suppliers who had not responded.

Due Diligence Design

Our due diligence measures have been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development’s (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, 2nd Edition (the “OECD Guidance”) and the related supplements for gold and for tin, tantalum and tungsten.

Survey Format

Our surveys were conducted using the template developed by the Electronic Industry Citizenship Coalition (EICC) and The Global e-Sustainability Initiative (GeSI), known as the CFSI Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and a listing of the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of 3TG included in their products, as well as supplier due diligence. Our Survey Platform is designed to maintain relevant documentation and we have retained all relevant documentation.

Survey Responses and Supplier Engagement

We received responses from 43% of the suppliers surveyed. We have followed up with each supplier who did not respond to our survey. We reviewed the responses we received against risk-assessment criteria developed to determine which supplier responses required further engagement. These criteria included untimely or incomplete responses, as well as inconsistencies with the data reported in the Template. We worked directly with these suppliers to attempt to resolve inconsistencies.

Identify and Assess Risk in the Supply Chain

We adopted the EICC- GeSI Conflict-Free Sourcing Initiative’s (CFSI) approach, which attempts to trace back the origin of the 3TG potentially provided to us by identifying smelters, refiners or recyclers and scrap supplier sources. We leveraged the CFSI and its Conflict-Free Smelter (CFS) program to attempt to trace the mine of origin of the 3TG to its ore level. The CFS program audits smelters and refiners to ensure that all certified smelters and refiners only use the ores in the Covered Countries that are conflict free.

The responses we received provided data at a company or division level, or were unable to specify the smelters or refiners used for the components supplied to Xylem. We are therefore unable to determine whether any of the 3TG reported by our suppliers in the Template were actually contained in components or parts supplied to us or to validate that any of these smelters or refiners are actually in our supply chain. We have therefore elected not to present the names of the smelters and refiners in this report.

Internal Team

Xylem has established a management system for conflict minerals. Our management system includes both a sponsor team and working team, responsible for implementing our conflict minerals program. The sponsor team consists of the most senior operations personnel from Xylem’s business units. The working team consists of representatives from our business units that include subject matter experts in the fields of supply chain; engineering; operations; legal; environment, safety and health; lean six sigma and information technology. Senior management and the Xylem Board of Directors are briefed about the results of the due diligence efforts on a regular basis.

Control Systems

We do not typically have a direct relationship with 3TG smelters and refiners. Because of the size of our company, the complexity of our products, and the depth, breadth and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers.

We participate in the industry-wide initiative of the CFSI to disclose upstream actors in the supply chain through the use of the Template. We do not perform or direct audits of 3TG smelters and refiners within our supply chain; however, we support audits through our use of the Template.

We also have multiple grievance mechanisms whereby employees and suppliers can report violations of Xylem policies, including our Conflict Minerals Policy Statement. Additional controls include, but are not limited to, our Code of Conduct and our Supplier Code of Conduct, each of which are publicly available on our website at www.xyleminc.com under “Sustainability – Governance and Ethics.”

Continuous Improvement Efforts to Mitigate Risks

We intend to take the following steps to improve our conflict minerals program and to further mitigate any risks that the necessary conflict minerals in our products could benefit armed groups in the Covered Countries:

•	We will continue to conduct, and report annually on, supply chain due diligence.

•	We will continue to clearly communicate to suppliers our expectations with regard to compliance with the Company’s Conflict Minerals Policy Statement.

•	We intend to add a compliance clause to new and renewed supplier contracts, stating that the supplier will provide the product content information the Company needs to comply with reporting obligations, as required by law or regulation.

•	Our internal teams will continue to meet on a regular basis, working to build transparency over our supply chain.

•	We will significantly expand the scope of our survey in 2014 and will continue to work with suppliers who provide incomplete or inconsistent information.

•	We will engage with suppliers and direct them to training resources in an effort to increase the response rate and improve the content of the survey responses.

•	We will engage any of our suppliers found to be supplying us with 3TG from sources in the Covered Countries that they cannot demonstrate are conflict free to establish an alternate source of 3TG, if possible.

•	We will work with relevant trade associations to define and improve best practices and engage in industry initiatives promoting conflict free supply chains.

Special Note Regarding Forward-Looking Statements

This Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Act of 1995 that are based on our current expectations and assumptions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “strategy,” “may,” “will,” “believe,” “target” and similar expressions identify forward-looking statements, which generally are not historical in nature. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In addition, forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from the Company’s historical experience and its present expectations. These risks and uncertainties include, but are not limited to, those set forth under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2013 and with subsequent filings we make with the SEC.